


I-13330

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
JUL 3 0 2002
152

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : July 26, 2002   By : _____

Name :   Widya Purnama
Title   :   President